Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Neutral Tandem, Inc. of our report dated February 18, 2011, relating to the consolidated financial statements of Tinet S.p.A. and subsidiaries as of and for the nine month period ended September 30, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the existence of differences between Italian law governing financial statements and Italian generally accepted accounting principles (“Italian GAAP”) and accounting principles generally accepted in the United States of America), appearing in the Current Report on Form 8-K/A of Neutral Tandem, Inc. dated February 18, 2011.

/s/ DELOITTE & TOUCHE S.p.A.

Milan, Italy

May 10, 2011